Exhibit 99.2

August  27, 2021

BY EDGAR

Vicinity Motor Corp.

3168 262nd Street

Aldergrove, BC

V4W 2Z6

Dear Sirs/Mesdames:

Re:	Vicinity Motor Corp. - Prospectus Supplement dated August 27, 2021 to the Short Form Base Shelf Prospectus dated April 19, 2021

We hereby consent to references to our firm name under the headings “Enforceability of Certain Civil Liabilities”, “Documents Filed as Part of the Registration Statement”, and “Legal Matters” in this prospectus supplement, which forms part of the registration statement on Form F-10 filed by Vicinity Motor Corp. with the United States Securities and Exchange Commission (File No. 333-258876) and to the reference to our advice under the heading “Enforceability of Certain Civil Liabilities”.

Yours truly,

“Miller Thomson LLP”

MILLER THOMSON llp